[ROPES & GRAY LLP LETTERHEAD]

January 15, 2009

Zachary R. Blume
(617) 951-7663
Zachary.Blume@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Allianz Funds Multi-Strategy Trust (Registration No. 811-22167)

Ladies and Gentlemen:

On behalf of Allianz Funds Multi-Strategy Trust (the “Trust”), we are today filing, under the Securities Act of 1933, as amended, (the “1933 Act”), a registration statement on Form N-14 (the “Registration Statement”). The Registration Statement relates to the proposed acquisition by the Allianz Global Investors Solutions Core Allocation Fund (the “Core Allocation Fund”), a series of the Trust, of substantially all of the assets of the Allianz Global Investors Multi-Style Fund (the “Multi-Style Fund”), a series of Allianz Funds, and the issuance of shares of beneficial interest of specified classes of the Core Allocation Fund in connection therewith (the “Shares”), all in accordance with the terms of the proposed Agreement and Plan of Reorganization by and among the Trust, on behalf of the Core Allocation Fund, Allianz Funds, on behalf of the Multi-Style Fund, and Allianz Global Investors Fund Management LLC (the “Agreement and Plan of Reorganization”), in substantially the form included as Appendix A to the Prospectus/Proxy Statement that is part of the Registration Statement.

The Prospectus/Proxy Statement that constitutes Part A of the Registration Statement will be used in connection with a meeting of shareholders of the Multi-Style Fund, at which shareholders of the Multi-Style Fund will be asked to vote on the proposed acquisition of the Multi-Style Fund by the Core Allocation Fund.

The Registration Statement is proposed to become effective on February 16, 2009 pursuant to Rule 488 under the 1933 Act.

Securities and Exchange Commission	- 2 -	January 15, 2009

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7663) or to Michael Doherty (at 212-497-3612) of this firm.

Kind regards,

/s/ Zachary R. Blume
Zachary R. Blume, Esq.

cc:	William V. Healey, Esq.

Richard H. Kirk, Esq.

Brian P. Shlissel

Thomas J. Fuccillo, Esq.

David C. Sullivan, Esq.

Michael G. Doherty, Esq.

George B. Raine, Esq.

Keri E. Riemer, Esq.